**FORM 6-K**

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, DC 20549**


**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or**
**15d-16 under the securities exchange act of 1934**

**For the month of May 2005**

**KERZNER INTERNATIONAL LIMITED**
**(Translation of registrant's name into English)**

**Coral Towers, Paradise Island, The Bahamas**
**(address of principal executive offices)**

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.


Form 20-F ____X____                    Form 40-F _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):_____


Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes _____                    No ___X___


If "yes" is marked, indicate below this file number assigned to
the registrant in connection with Rule 12g-3-2(b): _____


This Current Report on Form 6-K is incorporated by reference into
(i) the Registration Statement on Form F-3/A filed on August 23, 2004, File No. 333-117110,
(ii) the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854,
(iii) Form S-8 filed on October 11, 2002, File No. 333-100522,
(iv) Form S-8 filed on December 7, 2000, File No. 333-51446, and
(v) Form S-8 filed on December 17, 1996, File No. 333-1540.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:       May 3, 2005        <u>KERZNER INTERNATIONAL LIMITED</u>

By:         <u>/s/John R. Allison</u>
Name:       John R. Allison
Title:      Executive Vice President
            Chief Financial Officer

## EXHIBIT LIST

| Exhibit | Description |
|---------|-------------|
| 99(1) | Press Release on May 3, 2005<br>Kerzner Announces First Quarter Results |

Exhibit 99(1)



**FROM:**     Kerzner International Limited
Paradise Island, The Bahamas

Investor Contact: Omar Palacios                Media Contact: Lauren Snyder
Tel: +1.242.363.6018                           Tel: +1.242.363.6018
Email: Omar. Palacios@kerzner.com              Email: Lauren.Snyder@kerzner.com

**FOR IMMEDIATE RELEASE**

### KERZNER ANNOUNCES FIRST QUARTER RESULTS

- *2005 FIRST QUARTER DILUTED EPS OF $1.01 COMPARED TO $1.28 ACHIEVED LAST YEAR*

- *2005 FIRST QUARTER ADJUSTED EPS OF $1.30 COMPARED TO $1.26 ACHIEVED LAST YEAR*

- *PARADISE ISLAND ACHIEVES RECORD FIRST QUARTER EBITDA*

**PARADISE ISLAND, The Bahamas, May 3, 2005** – Kerzner International Limited (NYSE: KZL) (the "Company"), a leading international developer and operator of destination resorts, casinos and luxury hotels, today reported results for the first quarter of 2005. The Company reported net income in the quarter of $38.0 million compared to net income of $40.8 million in the same period last year, resulting in diluted net income per share of $1.01 compared to diluted net income per share of $1.28 in the same period last year.

Adjusted net income for the quarter was $49.0 million compared to $40.5 million in the same period last year. Adjusted net income per share in the quarter was $1.30 compared to $1.26 in the same period last year. Adjusted net income excludes $10.5 million, or $0.28 per share, related to all capitalized and deferred costs incurred for the planning and development of all of the Company's proposed gaming projects in the United Kingdom (excluding costs associated with the Northampton project) that were expensed due to the passage of gaming reform legislation in April 2005 that was less favorable than the Company had previously anticipated.

Butch Kerzner, Chief Executive Officer of the Company, commented, "I am pleased to announce record first quarter adjusted net income and adjusted net income per share.

These record results were fueled by Paradise Island, which achieved EBITDA of $63.8 million, the highest quarterly EBITDA ever achieved by these resort operations. This 15% growth in EBITDA was driven by strong revenue growth and EBITDA margin improvement."

**Destination Resorts**

*Atlantis, Paradise Island*

Atlantis, Paradise Island reported net revenue and EBITDA in the quarter of $157.4 million and $63.2 million, respectively, as compared to $148.8 million and $53.4 million in the same period last year.

Atlantis's revenue per available room ("RevPAR") for the quarter was $269 as compared to $251, representing a 7% increase over the same period last year. In the quarter, Atlantis achieved an average occupancy of 87% and a $310 average daily room rate ("ADR"), which compared to an average occupancy of 84% and an ADR of $298 in the same period last year. Atlantis experienced robust business trends in the quarter, benefiting from strong booking patterns and demand. Results in the quarter also benefited from the earlier timing of the Easter holiday as compared to the same period last year when the holiday fell in the second quarter.

In the Atlantis Casino, slot win for the first quarter increased by 12% over the same period last year, as the casino continued to benefit from new slot games and the ticket-in-ticket-out system, both of which were introduced last year. In the quarter, table win increased by 5% over the same period last year.

Construction of The Marina Village at Atlantis, a 65,000 square foot project including four new restaurants and retail space around the Atlantis Marina, is well underway and nearing completion. The Company also advanced construction of the 116 two- and three-bedroom units in the second phase of the timeshare development at Harborside at Atlantis, a joint venture between the Company and a subsidiary of Starwood Hotels & Resorts Worldwide, Inc. These two elements of the previously announced Phase III expansion are expected to be completed in the third quarter of 2005.

The Company has recently commenced construction of the expanded water attractions. Additional elements of Phase III include an approximately 500-room condo-hotel, which will be located adjacent to the 600-room all-suite hotel at Atlantis, and Ocean Club Residences & Marina, an 88-unit ultra-luxury condominium and private marina project to be constructed at Ocean Club Estates, the residential development adjacent to the Ocean Club Golf Course.

Planning for the remaining elements of the Phase III development is reaching an advanced stage. As the Company finalizes its design process, the budget for the proposed 600-room all-suite hotel will be updated, which may result in an increase to the originally estimated cost of $650 million for the Phase III project (exclusive of the Harborside at

Atlantis timeshare projects, the condo-hotel, the Athol Island golf course and Ocean Club Residences & Marina).

The Company expects the second phase of the Harborside at Atlantis expansion and the Ocean Club Residences & Marina project to cost approximately $60.0 million and $130.0 million, respectively. These projects are joint ventures and will be financed primarily against the pre-sales of units. The Company has received deposits on all of the 44 units currently available for sale at Ocean Club Residences & Marina, and construction of this project has recently commenced. The Company expects to commence pre-sales of the condo-hotel units in the second quarter and start development once a sufficient level of pre-sales is achieved to enable the joint venture to secure financing for the project.

### *Atlantis, The Palm, Dubai*

The Company and its partner, Istithmar PJSC, expect to close by the end of the second quarter the financing from a syndicate of banks for a $700 million term loan facility, which will support the joint venture's construction of Atlantis, The Palm, an approximately 2,000-room destination resort to be located on The Palm, Jumeirah. The Company's equity commitment to this project is $100 million, with the joint venture's total equity capital commitment equaling $400 million.

Construction of this project is expected to proceed later this year and be completed in 2008. This project is subject to various closing conditions, completion of the term loan facility and all requisite governmental consents.

### *Morocco*

In 2004, the Company and two Moroccan companies, SOMED and CDG, announced an agreement with the Government of the Kingdom of Morocco (for this section, the "Government") that contemplates the creation of a joint venture that will own a destination casino resort in Morocco to be developed and managed by the Company. In addition, the Company, SOMED and CDG entered into an Agreement in Principle with respect to the ownership, development and management of this resort. The agreement with the Government and the Agreement in Principle are both subject to obtaining third-party financing and the satisfactory negotiation of definitive documents with the Company's prospective Moroccan partners.

As contemplated under the agreement with the Government, the project is a $230 million resort consisting of a 600-room hotel, an 18-hole golf course, convention space, restaurants and a casino. The joint venture is also entitled to under the agreement to a 15-year period of exclusive gaming rights within a territory that includes the cities of Casablanca and Rabat, an area with a combined population of nearly four million.

The Company expects to enter into a joint venture agreement with its local Moroccan partners and development and long-term management agreements for the resort in the second quarter of 2005. The Company also expects the joint venture to obtain financing for the project in the second half of 2005, which will be non-recourse to the Company. The development of this project is subject to obtaining financing as well as certain other conditions, including the receipt of all applicable regulatory, municipal, regional and other approvals.

**Gaming**

*Connecticut*

In the quarter, results for the Company's Gaming segment were primarily derived from Mohegan Sun, which reported first quarter slot revenue of $200.9 million, essentially flat over the same period last year. Slot win per unit per day was $356 for the quarter, a 1% increase over the same period last year. For the quarter, Mohegan Sun's share of the Connecticut slots market was 51%.

Under a relinquishment agreement between Trading Cove Associates ("TCA") and the Mohegan Tribe, TCA, an entity 50% owned by the Company, receives payments from the Mohegan Tribal Gaming Authority of 5% of the gross operating revenues of Mohegan Sun. The Company recorded relinquishment and other fees from TCA of $8.9 million in the quarter as compared to the $8.7 million earned in the same period last year.

*Wembley*

The Company owns a 37.5% interest in a joint venture, BLB Investors L.L.C. ("BLB"), which acquired a 22% interest in Wembley plc ("Wembley") in 2004. Wembley owns, among other things, gaming and track operations in the United States. These operations include Wembley's flagship property, Lincoln Park in Rhode Island, where it owns and operates a greyhound racetrack with approximately 2,500 video lottery terminals ("VLTs"). Substantially all of the operating profits of Wembley's U.S. operations are derived from the VLTs in operation at Lincoln Park. Wembley has announced that it expects to increase the number of VLTs in the second quarter up to the statutorily permitted number of 3,002.

In the quarter, BLB entered into a conditional agreement for the purchase of Wembley's U.S. operations. The purchase price is expected to be approximately $455.0 million, which will be satisfied through the cash proceeds from Wembley's repurchase of BLB's existing shareholding in Wembley and by non-recourse binding commitments from institutional lenders, the proceeds of which are also expected to be used to fund anticipated infrastructure improvements at Lincoln Park.

BLB's purchase offer is conditioned, among other things, on the passage of legislation in the State of Rhode Island that would increase the number of authorized VLTs at Lincoln Park to 4,752 and provide tax parity to BLB with any other gaming facility in the State; and the execution of a long-term revenue-sharing arrangement for the Lincoln Park facility with the State. The conditional sale agreement may be terminated by either party if the enabling legislation has not been passed by May 31, 2005 or if the transaction has not been consummated by June 30, 2005.

In the quarter, the Company recorded a $6.8 million increase to its investment in BLB and a corresponding increase to shareholders' equity. This unrealized gain reflects the change in fair value of the Company's share of Wembley's stock held by BLB and is classified as other comprehensive income, a separate component of shareholders' equity.

**One&Only Resorts**

In its luxury resort segment, the Company's One&Only Resorts operations reported net revenue of $42.3 million and EBITDA of $16.5 million in the quarter compared to net revenue of $31.2 million and EBITDA of $9.3 million in the same period last year. On a combined basis for the six branded resorts, One&Only Resorts produced RevPAR of $445 in the quarter. On the same basis, One&Only Resorts achieved first quarter average occupancy and ADR of 84% and $533, respectively.

The One&Only Ocean Club achieved record first quarter RevPAR of $891, a 21% increase over the same period last year, mainly driven by the successful introduction of the property's three luxury villas and strong demand for the property. The resort achieved first quarter average occupancy and record ADR of 87% and $1,023, respectively, compared to average occupancy and ADR of 82% and $906, respectively, in the same period last year.

The first quarter of 2005 marks the first anniversary of the reopening of the One&Only Palmilla. The resort delivered strong results. RevPAR in the quarter was $638. The resort achieved occupancy and ADR of 88% and $724, respectively, in the quarter.

On May 1, 2005, One&Only Resorts opened the 130-key all-villa resort, the One&Only Reethi Rah, in the Maldives. Reethi Rah, which means "beautiful island" (in the national language, Dhivehi), is located in the North Male' Atoll and is easily accessible by a 45-minute One&Only luxury yacht transfer, arranged around guests' personal flight details. Through land reclamation, the island on which the One&Only Reethi Rah is located was increased in size from approximately 20 acres to around 110 acres, incorporating 13 wonderful beaches and a few expansive bays. The result is that the spacious private villas and water villas all enjoy an unusual amount of privacy and exclusivity.

The One&Only Reethi Rah will complement the Company's other managed resort in the Maldives, the One&Only Kanuhura, which will close on June 20 to complete repairs necessitated by the tsunami in December 2004. The Company expects to reopen the resort by the fourth quarter of 2005.

The Company manages the One&Only Reethi Rah under a long-term agreement that expires in 2020 and has a 10-year renewal option. The Company is currently evaluating the effect of Financial Accounting Standards Board Interpretation No. 46R, "Consolidation of Variable Interest Entities" in relation to the One&Only Reethi Rah.

**Liquidity**

At the end of the quarter, the Company held $374.5 million in cash and cash equivalents, short-term investments and restricted cash. This amount consisted of $186.2 million in cash and cash equivalents, $183.9 million in short-term investments and $4.4 million in restricted cash. Total interest-bearing debt at the end of the quarter was $741.2 million, comprised primarily of $400 million of 8 7/8% Senior Subordinated Notes due 2011, of which $150 million is currently swapped from fixed to variable interest rates, $230 million of 2.375% Convertible Senior Subordinated Notes due 2024 and the $110 million financing related to the One&Only Palmilla, which is secured by the assets of this property and non-recourse to the Company.

At the end of the quarter, the Company's Revolving Credit Facility was undrawn. The Company currently has approximately $500 million in availability under this facility. In determining the credit statistics used to measure compliance with the Company's financial covenants under this facility, the incremental debt and interest expense associated with the consolidation of the 50%-owned One&Only Palmilla are excluded.

In the quarter, the Company incurred $29.5 million in capital expenditures, related primarily to Paradise Island. Total capital expenditures included capitalized interest of $1.9 million. In the second quarter of 2005, the Company anticipates between $45 million and $50 million in capital expenditures, mainly on Paradise Island for the Phase III expansion.

In the quarter, the Company advanced $24.5 million in the form of mezzanine financing related to the development of the One&Only Reethi Rah resulting in total advances, net of repayments from third party lenders, of $78.9 million as of March 31, 2005. The Company expects to fund approximately $32 million of additional subordinated debt financing to complete the project.

In the quarter, the Company invested $12.5 million in Atlantis, The Palm. The Company expects to fund this joint venture with an additional $14 million in the second quarter of 2005.

As of March 31, 2005, shareholders' equity was $1,171.0 million and the Company had approximately 36.3 million Ordinary Shares outstanding.

**Conference Call Announcement**

The Company will hold a conference call at 9:00 a.m. EST today to discuss these first quarter results. This call can be accessed at the Company's web site at www.kerzner.com. The call will also be available on a first-come, first-serve basis by dialing 877.371.3550 (US/Canada) or 706.679.0864 (international).

Replay of the conference call will be available beginning today at 12:00 p.m. EST, ending at midnight on May 10, 2005. The replay numbers are 800.642.1687 (US/Canada) and 706.645.9291 (international) using the following PIN Number: 5771593.

**About The Company**

Kerzner International Limited (NYSE: KZL) is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company's flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat and is the home to the largest casino in the Caribbean. The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. In the United Kingdom, Kerzner is currently developing a casino in Northampton and received its Certificate of Consent from the U.K. Gaming Board on March 30, 2004. In its luxury resort hotel business, the Company manages ten resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. An additional One&Only property is currently in the planning stages in South Africa. For more information concerning the Company and its operating subsidiaries, visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company's public filings with the U.S. Securities and Exchange Commission.

Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018. Media inquiries should be directed to Lauren Snyder at +1.242.363.6018.

Condensed Consolidated Statements of Operations, Reconciliation of Adjusted Net Income to GAAP Net Income, Reconciliation of EBITDA to U.S. GAAP Net Income, Summary Segment Data – Net Revenue, Summary Segment Data – EBITDA, Paradise Island Summary Segment Data Reconciliation and Hotel Operating Performance Data are attached.

###

# Kerzner International Limited
## Condensed Consolidated Statements of Operations
(In thousands of U.S. dollars, except per share data)

| | For the Three Months Ended March 31, | |
| --- | --- | --- |
| | 2005 | 2004 [1] |
| | (Unaudited) | |
| Revenues: | | |
| Casino and resort revenues | $ 188,704 | $ 169,187 |
| Less: promotional allowances | (7,770) | (7,411) |
| Net casino and resort revenues | 180,934 | 161,776 |
| Tour operations | 12,993 | 12,837 |
| Management, development and other fees | 6,186 | 5,415 |
| Other | 1,625 | 1,085 |
| | 201,738 | 181,113 |
| Costs and expenses: | | |
| Casino and resort expenses | 84,735 | 79,061 |
| Tour operations | 11,069 | 10,941 |
| Selling, general and administrative | 32,168 | 31,642 |
| Corporate expenses | 9,590 | 8,757 |
| Depreciation and amortization | 15,684 | 14,956 |
| Pre-opening expenses | 492 | 2,862 |
| UK gaming costs | 10,529 | - |
| | 164,267 | 148,219 |
| Income from operations | 37,471 | 32,894 |
| Relinquishment fees - equity in earnings of TCA | 8,678 | 8,722 |
| Other income (expense): | | |
| Interest income | 2,221 | 611 |
| Interest expense, net of capitalization | (10,382) | (8,164) |
| Equity in earnings of associated companies | 4,165 | 4,700 |
| Other, net | 6 | (82) |
| Other expense, net | (3,990) | (2,935) |
| Income before provision for income taxes and minority interest | 42,159 | 38,681 |
| Provision for income taxes | (1,704) | (186) |
| Minority interest | (2,505) | 2,323 |
| Net income | $ 37,950 | $ 40,818 |
| Diluted earnings per share | $ 1.01 | $ 1.28 |
| Weighted average number of shares outstanding - diluted | 37,654 | 32,001 |

(1) Certain amounts have been reclassified to conform to the current period's presentation.

# Kerzner International Limited
## Reconciliation of Adjusted Net Income to U.S. GAAP Net Income
(In thousands of U.S. dollars except per share data)
(Unaudited)

|  | For the Three Months Ended March 31, | | | |
|  | 2005 | | 2004 | |
|  | $ | EPS | $ | EPS |
| --- | --- | --- | --- | --- |
| Adjusted net income [1] | $ 48,971 | $ 1.30 | $ 40,473 | $ 1.26 |
| Pre-opening expenses [2] | (492) | (0.01) | (1,431) | (0.04) |
| UK gaming costs [3] | (10,529) | (0.28) | - | - |
| Share of income from remediation at Harborside [4] | - | - | 1,776 | 0.06 |
| Net income | $ 37,950 | $ 1.01 | $ 40,818 | $ 1.28 |

(1)  Adjusted net income is defined as net income before pre-opening expenses, UK gaming costs and share of income from remediation at Harborside.

Adjusted net income is presented to assist investors in analyzing the performance of the Company. Management considers adjusted net income to be useful for (i) valuing companies; (ii) assessing current results; and (iii) basing expectations of future results. This information should not be considered as an alternative to income from continuing operations computed in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), nor should it be considered as an indicator of the overall financial performance of the Company. Adjusted net income is limited by the fact that companies may not necessarily compute it in the same manner, thereby making this measure less useful than income from continuing operations calculated in accordance with U.S. GAAP.

(2)  Pre-opening expenses for the quarter ended March 31, 2005 include costs incurred relating to the Marina Village at Atlantis, which is expected to open in the third quarter of 2005. Pre-opening expenses incurred during the quarter ended March 31, 2004 represent the Company's 50% share of pre-opening expenses related to the One&Only Palmilla's grand reopening event in February 2004.

(3)  UK gaming costs relate to all capitalized and deferred costs incurred for the planning and development of all of the Company's proposed gaming projects in the United Kingdom (excluding costs associated with the Northampton project) that were expensed due to the passage of gaming reform legislation in April 2005 that was less favorable than the Company had previously anticipated.

(4)  The Company recorded income for its share of remediation related to Harborside at Atlantis ("Harborside"), the Company's 50%-owned time share property at Atlantis, Paradise Island, arising primarily from Hurricane Michelle related damages incurred in November 2001. In the first quarter of 2004, the Company recorded its share of an insurance recovery realized by Harborside related to a partial settlement of the Harborside remediation claim, which was recorded net of remediation costs incurred. These amounts are included in equity in earnings of associated companies, net in the accompanying Condensed Consolidated Statements of Operations.

# Kerzner International Limited

## Reconciliation of EBITDA to U.S. GAAP Net Income

(In thousands of U.S. dollars)

(Unaudited)

|  | For the Three Months Ended March 31, | |
|  | 2005 | 2004 |
| --- | --- | --- |
| EBITDA [1] | $ 77,019 | $ 62,358 |
| Depreciation and amortization | (15,684 ) | (14,956) |
| Pre-opening expenses | (492 ) | (2,862) |
| UK gaming costs | (10,529 ) | - |
| Other expense, net | (3,990 ) | (2,935) |
| Equity in earnings of associated companies | (4,165 ) | (4,700) |
| Share of income from remediation at Harborside | - | 1,776 |
| Provision for income taxes | (1,704 ) | (186) |
| Minority interest | (2,505 ) | 2,323 |
| Net income | $ 37,950 | $ 40,818 |

(1) EBITDA is defined as net income before depreciation and amortization, pre-opening expenses, UK gaming costs, other expense, net (excluding equity earnings before share of income from remediation at Harborside and our share of the One&Only Palmilla pre-opening expenses), provision for income taxes and minority interest.

Although EBITDA is not a measure of performance under U.S. GAAP, the information is presented because management believes it provides useful information for (i) valuing companies; (ii) assessing current results; and (iii) basing expectations of future results. This information should not be considered as an alternative to any measure of performance as promulgated under U.S. GAAP, nor should it be considered as an indicator of the overall financial performance of the Company. The Company's method of calculating EBITDA may be different from the calculation used by other companies, therefore comparability may be limited. Certain amounts in the 2004 periods have been reclassified to conform to the current period's presentation.

# Kerzner International Limited
## Summary Segment Data – Net Revenue
(In thousands of U.S. dollars)
(Unaudited)

|  | For the Three Months Ended March 31, | |
| --- | --- | --- |
|  | 2005 | 2004[4] |
| **Destination Resorts[1]:** | | |
| Atlantis, Paradise Island | | |
| Rooms | $ 55,710 | $ 52,550 |
| Casino | 45,072 | 41,918 |
| Food and beverage | 38,180 | 35,357 |
| Other resort | 17,924 | 18,768 |
|  | 156,886 | 148,593 |
| Promotional allowances | (7,770) | (7,411) |
|  | 149,116 | 141,182 |
| Tour operations | 7,306 | 7,044 |
| Harborside fees | 1,011 | 619 |
|  | 157,433 | 148,845 |
| Atlantis, The Palm development fees | 201 | - |
|  | 157,634 | 148,845 |
| | | |
| **Gaming:** | | |
| Connecticut fees | 223 | - |
| | | |
| **One&Only Resorts:** | | |
| One&Only Ocean Club | 13,272 | 11,092 |
| One&Only Palmilla | 18,546 | 9,502 |
| Other resorts [2] | 4,751 | 4,796 |
| Tour operations | 5,687 | 5,793 |
|  | 42,256 | 31,183 |
| | | |
| **Other [3]** | 1,625 | 1,085 |
| | | |
|  | $ 201,738 | $ 181,113 |

(1) Includes revenue from Atlantis, Paradise Island, the Ocean Club Golf Course, the Company's wholly owned tour operator, PIV, Inc., marketing and development fee income from our 50%-owned timeshare development at Atlantis, Paradise Island and development fee income from Atlantis, The Palm.

(2) Includes management, marketing and development fees from the Company's One&Only Resorts properties located in Mauritius, Dubai and the Maldives.

(3) Includes revenue not directly attributable to Destination Resorts, Gaming or One&Only Resorts. Relinquishment fees – equity in earnings of TCA related to our Gaming segment are included as a separate component outside of income from operations in the accompanying Condensed Consolidated Statements of Operations.

(4) Certain amounts for the 2004 period have been reclassified to conform to the current period's presentation.

# Kerzner International Limited
## Summary Segment Data - EBITDA
(In thousands of U.S. dollars)
(Unaudited)

| | For the Three Months Ended March 31, | |
| --- | --- | --- |
| | 2005 | 2004[4] |
| **Destination Resorts:** | | |
| Atlantis, Paradise Island | $ 56,958 | $ 49,767 |
| Tour operations | 1,694 | 1,526 |
| Harborside | 1,011 | 619 |
| Other [1] | 3,553 | 1,468 |
| | 63,216 | 53,380 |
| Atlantis, The Palm | 188 | - |
| | 63,404 | 53,380 |
| **Gaming:** | | |
| Connecticut | 8,901 | 8,722 |
| United Kingdom | (522) | (327) |
| Other [1] | (952) | (147) |
| | 7,427 | 8,248 |
| **One&Only Resorts:** | | |
| One&Only Ocean Club | 5,168 | 4,152 |
| One&Only Palmilla | 8,845 | 1,246 |
| Other resorts [2] | 4,751 | 4,796 |
| Tour operations | 222 | 345 |
| Direct expenses [2] | (4,003) | (2,800) |
| Other [1] | 1,564 | 1,605 |
| | 16,547 | 9,344 |
| **Corporate and other [3]** | (10,359) | (8,614) |
| | $ 77,019 | $ 62,358 |

See definition and management's disclosure regarding EBITDA in the Reconciliation of EBITDA to U.S. GAAP Net Income.

(1) Represents the Company's share of net income (loss) from unconsolidated affiliates (excluding share of income from remediation at Harborside, equity loss and related expenses and share of the One&Only Palmilla pre-opening expenses) for its investments in Harborside, Sun Resorts Limited, the One&Only Kanuhura, BLB and Trading Cove New York.

(2) Consists of management, marketing, development and other fees and direct expenses related to the Company's One&Only Resorts segment for its operations located in Mauritius, Dubai and the Maldives.

(3) Corporate and other represents corporate expenses not directly attributable to Destination Resorts, Gaming or One&Only Resorts.

(4) Certain amounts for the 2004 period have been reclassified to conform to the current period's presentation.

# Kerzner International Limited

Paradise Island Summary Segment Data Reconciliation [1]

(In thousands of U.S. dollars)

(Unaudited)

| | For the Three Months Ended March 31, | |
| --- | --- | --- |
| | **2005** | **2004** |
| **Paradise Island Revenue:** | | |
| Atlantis, Paradise Island | $ 156,886 | $ 148,593 |
| One&Only Ocean Club | 13,272 | 11,092 |
| | 170,158 | 159,685 |
| Promotional allowances | (7,770) | (7,411) |
| | $ 162,388 | $ 152,274 |
| | | |
| **Paradise Island EBITDA[2]:** | | |
| Atlantis, Paradise Island | $ 56,958 | $ 49,767 |
| Tour operations | 1,694 | 1,526 |
| One&Only Ocean Club | 5,168 | 4,152 |
| | $ 63,820 | $ 55,445 |

(1) This schedule is included to assist investors by presenting the summary segment data for the Paradise Island operations on a comparable basis with the methodology used in earnings releases prior to 2004.

(2) See definition and management's disclosure regarding EBITDA in the Reconciliation of EBITDA to U.S. GAAP Net Income.

# Kerzner International Limited
## Hotel Operating Performance Data
### (Unaudited)

| | For the Three Months Ended March 31, | |
|---|---|---|
| | 2005 | 2004 |
| **Atlantis, Paradise Island:** | | |
| Occupancy | 87% | 84% |
| ADR [1] | $ 310 | $ 298 |
| RevPAR [2] | $ 269 | $ 251 |
| | | |
| **One&Only Resorts[3]:** | | |
| Occupancy | 84% | 82% |
| ADR [1] | $ 533 | $ 454 |
| RevPAR [2] | $ 445 | $ 373 |
| | | |
| **One&Only Ocean Club:** | | |
| Occupancy | 87% | 82% |
| ADR [1] | $ 1,023 | $ 906 |
| RevPAR [2] | $ 891 | $ 739 |
| | | |
| **One&Only Palmilla:** | | |
| Occupancy | 88% | 62% |
| ADR [1] | $ 724 | $ 496 |
| RevPAR [2] | $ 638 | $ 308 |

Management believes that the results of operations in the destination resort and luxury hotel industry are best explained by three key performance measures; occupancy, average daily rate ("ADR") and revenue per available room ("RevPAR"). These measures are influenced by a variety of factors including national, regional and local economic conditions, changes in travel patterns and the degree of competition with other destination resorts, luxury hotels and product offerings within the travel and leisure industry. The demand for accommodations at our resorts may also be affected by normal recurring seasonal patterns.

(1) ADR represents room revenue divided by the total number of occupied room nights.

(2) RevPAR represents room revenue divided by the total room nights available.

(3) One&Only Resorts represents the consolidated results of the six properties that the Company markets under its One&Only brand: One&Only Ocean Club, One&Only Palmilla, One&Only Le Saint Geran, One&Only Le Touessrok, One&Only Kanuhura and One&Only Royal Mirage.